Exhibit 28 (d)(1)(b)
FEE WAIVER AGREEMENT
First Elite Money Market
     FEE WAIVER AGREEMENT, effective as of February 12, 2009, by and between First Financial Capital Advisors LLC (the “Investment Adviser”) and First Funds (the “Trust”), on behalf of First Elite Money Market (the “Fund”), a series of the Trust.
     WHEREAS, the Trust is an open-end management investment company, organized as a Massachusetts business trust and registered with the Securities and Exchange Commission (the “Commission”) under the Investment Company Act of 1940, as amended (the “1940 Act”); and
     WHEREAS, the Trust and the Investment Adviser have entered into an investment advisory agreement (the “Advisory Agreement”), pursuant to which the Investment Adviser provides investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund; and
     WHEREAS, the Trust and the Investment Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the management fee of the Fund at the rate and under the terms described herein;
     NOW THEREFORE, the parties hereto agree as follows:
1. Fee Waiver
     1.1 Applicable Fee Waiver. The investment advisory fee charged the Fund by the Investment Adviser will be reduced to the extent necessary to maintain a minimum Fund yield of 0.01%. In the event the full amount of the investment advisory fee is waived and the Fund yield decreases below 0.01%, the Investment Adviser is not responsible for reimbursement of other Fund expenses to support the Fund’s yield.
     1.2 Duration of Fee Waiver. The Fee Waiver with respect to the Fund shall remain in effect until February 12, 2010 (the “Initial Term”). The Investment Adviser may extend, but may not during the Initial Term of this Agreement shorten, the duration of the Fee Waiver for the Fund without the consent of the Trust’s Board of Trustees and the delivery of a revised Agreement to the Trust reflecting such extension. Such an extension must continue at the same Fee Waiver amount specified under Section 1.1 above and subject to termination provisions under Section 2.
2. Term and Termination of Agreement.
     This Agreement shall continue in effect for a period of one year from its effective date and from year to year thereafter provided such continuance is specifically approved by a majority of the Trustees who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the

Exhibit 28 (d)(1)(b)
operation of this Agreement (“Non-Interested Trustees”). This Agreement shall terminate upon termination of the Advisory Agreement or it may be terminated following the Initial Term by either party hereto, without payment of any penalty, upon thirty (30) days’ prior written notice to the other party at its principal place of business.
3. Reimbursement of Fee Waivers
     3.1 Reimbursement
     If the Investment Adviser is no longer required to waive its advisory fee pursuant to this Agreement, and the Advisory Agreement is still in effect, the Investment Adviser shall be entitled to reimbursement by the Fund, in whole or in part as provided below, of the investment advisory fees waived or reduced by the Investment Adviser to the Fund pursuant to Section 1 hereof. The total amount of reimbursement to which the Investment Adviser may be entitled (the “Reimbursement Amount”) shall equal, at any time, the sum of all advisory fees previously waived or reduced by the Investment Adviser to the Fund, pursuant to Section 1 hereof, less any reimbursement previously paid by the Fund to the Investment Adviser, pursuant to Section 3 hereof, with respect to such waivers and reductions; provided, however, that no Reimbursement Amount shall be paid at a date more than three (3) years after the fiscal year when the Investment Adviser waived investment advisory fees and such payment would not cause the Fund’s yield to decrease below 0.01%. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, but not limited to, interest accruable on the Reimbursement Amount. Subject to the above described requirements that the Advisory Agreement be in effect and the three (3) year time limitation, the right of the Investment Adviser to the Reimbursement Amount under this Section 3.1 shall survive the termination of this Agreement.
     3.2 Board Ratification
     The Trust’s Board of Trustees shall determine quarterly if such reimbursement payment is appropriate in light of the terms of this Agreement and consider ratification of such payment.
     3.3 Method of Computation
     To determine the Fund’s payments to reimburse the Investment Adviser for all or any portion of the Reimbursement Amount, subject to ratification by the Trust’s Board of Trustees noted in Section 3.2 hereof, for calendar days in which the yield exceeds the minimum yield of 0.01%, absent the Fee Waiver, the Investment Adviser may be reimbursed by the Fund for an amount not to exceed the sum of previously waived advisory fees as long as the minimum yield of 0.01% is maintained after such reimbursement.
4. Miscellaneous.
     4.1 Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

Exhibit 28 (d)(1)(b)
     4.2 Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By—Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.
     4.3 Definitions. Any questions of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act .
     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

First Funds , on behalf of First Elite Money Market

By: Name:	/s/ J. Franklin Hall J. Franklin Hall
Title:	President-First funds

First Financial Capital Advisors LLC

By:	/s/ Michael J. Cassani

Name:	Michael J. Cassani
Title:	Board member